[Partnership Letterhead]

December 1, 1999

Dear Limited Partner:

      On December 31, 1999, Troon Partners, L.P. will provide its investors with the opportunity to redeem all or a portion of their investment by means of a tender offer. Enclosed please find all documentation necessary to participate in this tender offer. Please review Section 3 of the offer (Amount of Tender) in order to determine if you are eligible to tender your entire investment. Note that if you wish to maintain your investment and withdraw nothing from your account, no action on your part is required.

      We hope you have been pleased with your investment to date and elect to remain invested in the Partnership. If you have any questions or require further information, please contact your Account Executive.

Sincerely,

Howard M. Singer
For Troon Management, L.L.C.